

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

H. William Willoughby
President
C.R.I., Inc.
11200 Rockville Pike
Rockville, MD 20852

     Re: **Capital Realty Investors LTD**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Form 10-Q for the Fiscal Quarter Ended January 31, 2010
                File No. 000-11149

Dear Mr. Willoughby:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Cicely LaMothe
                        Accounting Branch Chief